

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2011

Jack Lu, President and Chief Executive Officer
UTStarcom, Inc.
20F, Tower E1, The Towers
Oriental Plaza
No. 1 East Chang An Avenue
Dong Cheng District
Beijing, 100738
People's Republic of China

> **Re:** **UTStarcom, Inc.**
> **Annual Report on Form 10-K for year ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-29661**

Dear Mr. Lu:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy

for   Larry Spirgel
       Assistant Director

cc: Scott Anthony, Esq.
       Wilson Sonsini Goodrich & Rosati, P.C.
       Via facsimile: (650) 493-6811